Mail Stop 4561

December 20, 2007

Mr. Kent W. Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

     Re: **Extra Space Storage Inc.**
             Form 10-K for the fiscal year ended December 31, 2006
             File No. 1-32269

Dear Mr. Christensen:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1. We note your disclosure indicates that you acquired Storage USA ("SUSA") for
    $2.3 billion in cash during July 2005. This disclosure appears to be inconsistent
    with your disclosure on page 65 which indicates that the total purchase cost of
    SUSA was approximately $586 million. Please advise.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 50

2. Please revise to include evidence of a signed audit opinion covering the
    consolidated statements of operation, of redeemable units and members' and
    stockholder's equity (deficit) and of cash flows for the year ended December 31,
    2004.

Consolidated Statements of Operations, page 52

3. We note your disclosure you have not included the potential effects of any
    conversions related to CCSs and CCUs in your calculations of diluted net income
    or loss per common share. Please tell us why you have excluded the 52,349 CCSs
    and 2,693 CCUs that became eligible for conversion on December 31, 2006 and
    the accounting literature relied upon.

Consolidated Statements of Cash Flows, page 55

4. We note that dividends and distributions paid have exceeded net cash provided by
    operating activities during two of the three periods provided in your consolidated
    statements of cash flows. Please discuss the source(s) of these excess
    distributions, within the *Liquidity and Capital Resources* section of your
    *Management's Discussion and Analysis of Financial Condition and Results of
    Operations*, as dividends in excess of net cash provided by operating activities
    raise concerns about the sustainability of dividend distributions into the future.

Notes to Consolidated Financial Statements

2 – Summary of Significant Accounting Policies

Revenue and Expense Recognition, page 61

5. We note your disclosure of management and franchise revenues simply indicates that such revenues are recognized when earned. In light of the fact that these revenues have been growing and represented more than 10% of your total revenues for the year ended December 31, 2006, please expand your revenue recognition policies related to this line caption so that a reader may better understand when and how such revenues are determined to be "earned".

 Note 15 – Minority Interest In Operating Partnership, page 74

6. Please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief